

June 24, 2025

Robert Lim
Chief Executive Officer
iSpecimen Inc.
8 Cabot Road, Suite 1800
Woburn, MA 01801

> **Re: iSpecimen Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 11, 2025**
> **File No. 333-286958**

Dear Robert Lim:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 9, 2025, letter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 11, 2025

Prospectus Summary, page 11

1. We note your revisions in response to prior comment 1. We reissue in part. Please revise to provide the material terms of the agreement for IR Agency LLC, filed as Exhibit 10.45, including termination provisions. We note item 4(a) of the consulting agreement with IR Agency that states "[i]f the Agreement is terminated by Client during the Term for any reason, Client will not be entitled to return of any of the compensation."

Please contact Nicholas O'Leary at 202-551-4451 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ross Carmel, Esq.